[C&F FINANCIAL LETTERHEAD]



                                  March 3, 1997




                             Stock Repurchase Offer

Dear Shareholder:

            I am pleased to inform you that C&F Financial Corporation (the "Company") is offering to purchase 210,000 shares (representing approximately 10% of currently outstanding shares) of its common stock from its shareholders through a Tender Offer at a price of $21.00 net per share (the "Offer"). Should any shareholder tender any of his/her shares according to the terms of this Offer, and should those shares be accepted for purchase by the Company, the shareholder will incur no brokerage fees or commissions. To the best of the Company's knowledge, the most recent trade for the Company's Common Stock was for 300 shares at $17.75 per share on February 25, 1997.

            All of the shares that are validly tendered will, subject to possible proration, be purchased for cash to be paid to the selling shareholder. All other shares which have been tendered and not purchased will be returned to the tendering shareholder. Certificates being tendered may indicate the issuer as being either "C&F Financial Corporation" or "Citizens and Farmers Bank." Both forms of certificates represent ownership in C&F Financial Corporation and therefore both are included in this Offer. The Tender Offer is not conditioned on any minimum number of shares being tendered.

            The Company is making this offer as a part of a plan developed to enhance shareholder value. Management is making this Offer upon the advice of the Company's financial advisor, and believes that the stock repurchase will have no negative impact on the Company's operations or core banking business.

            The Offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. If you wish to tender your shares, detailed instructions on how to tender those shares are provided in the enclosed materials. We encourage you to read these materials carefully before making any decision with respect to the Offer. Please note that the Tender Offer is scheduled to expire at 5:00 p.m. on Friday, March 28, 1997, unless extended by the Company. Neither the Company nor its Board of Directors makes any recommendation to any shareholder as to whether to tender or refrain from tendering shares. Thank you for your consideration of this Offer.

                                    Sincerely,



                                    Larry G. Dillon
                                    President